Frost Brokerage Services, Inc.
Statement of Financial Condition

December 31, 2015

Assets:

Cash	$	342,425
Securities owned		16,442,607
Brokerage commissions receivable, net		853,740
Trading income receivable		96,565
Prepaid expenses		112,906
Deferred tax assets, net		220,395
Total assets	$	18,068,638

Liabilities:

Deferred income	$	28,291
Income taxes payable to Cullen/Frost		192,904
Accrued liabilities and employee benefits		475,174
Total liabilities		696,369

Shareholder's Equity:

Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		327,192
Retained earnings		17,044,977
Total shareholder's equity		17,372,269
Total liabilities and shareholder's equity	$	18,068,638

See accompanying Notes to Financial Statements